SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)


                   Pioneer Hi-Bred International, Inc.
       ------------------------------------------------------------
                             (Name of Issuer)

                              Common Stock,
                        par value $1.00 per share
       ------------------------------------------------------------
                     (Title of Class and Securities)

                                723686101
       ------------------------------------------------------------
                  (CUSIP Number of Class of Securities)

                         Roger W. Arrington, Esq.
                        Associate General Counsel
                   E.I. du Pont de Nemours and Company
                            1007 Market Street
                        Wilmington, Delaware 19898
                              (302) 774-5303
      -------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                            Lou R. Kling, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000

                             January 27, 1998
       ------------------------------------------------------------
                      (Date of Event which Requires
                        Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                                 SCHEDULE 13D

     CUSIP No. 723686101
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  E.I. DU PONT DE NEMOURS AND COMPANY
                  51-0014090

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC, OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                             None
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                    16,444,586 shares of Class B Common Stock
            REPORTING                (convertible upon transfer and under
          PERSON WITH                certain other circumstances into
                                     16,444,586 shares of Common Stock) and
                                     200 shares of Common Stock
                                   -----------------------------------
                                    (9) SOLE DISPOSITIVE POWER

                                           None
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                     16,444,586 shares of Class B
                                     Common Stock (convertible upon
                                     transfer and under certain
                                     other circumstances into
                                     16,444,586 shares of Common
                                     Stock) and 200 shares of Common
                                     Stock
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,444,586 shares of Class B Common Stock (convertible upon transfer and under certain other circumstances into 16,444,586 shares of Common Stock) and 200 shares of Common Stock
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW 11 EXCLUDES  CERTAIN
          SHARES ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  The Class B Common Stock represents 100% of the Class B Common Stock (convertible upon transfer and under certain other circumstances into approximately 20% of the Common Stock outstanding as of December 29, 1997) and the Common Stock represents less than 1% of the Common Stock
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 723686101
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DU PONT CHEMICAL AND ENERGY OPERATIONS, INC.
                  51-0313062

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                            None
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
            EACH                   16,444,586 shares of Class B Common
         REPORTING                 Stock (convertible upon transfer and under
         PERSON WITH               certain other circumstances into
                                   16,444,586 shares of Common Stock,
                                   par value $1.00 per share) and 200
                                   shares of Common Stock
                                 -----------------------------------
                                  (9)  SOLE DISPOSITIVE POWER

                                         None
                                   -----------------------------------
                                   (10)  SHARED DISPOSITIVE POWER

                                    16,444,586 shares of Class B
                                    Common Stock (convertible upon
                                    transfer and under certain
                                    other circumstances into
                                    16,444,586 shares of Common
                                    Stock) and 200 shares of Common
                                    Stock
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,444,586 shares of Class B Common Stock (convertible upon transfer and under certain other circumstances into 16,444,586 shares of Common Stock) and 200 shares of Common Stock
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW 11 EXCLUDES  CERTAIN
          SHARES ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  The Class B Common Stock represents 100% of the Class B Common Stock (convertible upon transfer and under certain other circumstances into approximately 20% of the Common Stock outstanding as of December 29, 1997) and the Common Stock represents less than 1% of the Common Stock
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------




            This Amendment No. 2 to the Schedule 13D (the "Amended
Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and Du Pont Chemical and Energy Operations, Inc. ("DCEO"), amends and restates the Schedule 13D filed by DuPont on August 18, 1997 (the "Original Schedule 13D"), as amended and restated by Amendment No. 1 to the Original Schedule 13D, filed on September 29, 1997, relating to the acquisition of the Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Pioneer Hi-Bred International, Inc., an Iowa corporation ("Pioneer"), and the subsequent reclassification of the Preferred Stock into shares of Class B Common Stock (the "Class B Common Stock"), which is convertible into shares of Common Stock, par value $1.00, of Pioneer (the "Common Stock"):


ITEM 1      Security and Issuer

            This Amended Schedule 13D relates to the Common Stock of Pioneer. The principal executive offices of Pioneer are located at 700 Capital Square, 400 Locust, Des Moines, Iowa 50309.


ITEM 2      Identity and Background

            This Amended Schedule 13D is filed by DuPont and DCEO, which are both Delaware corporations. The principal executive offices of DuPont are located at 1007 Market Street, Wilmington, Delaware 19898. The principal executive offices of DCEO are located at Suite 8045, 1007 Market Street, Wilmington, Delaware 19898. DuPont is a global chemical, energy and life sciences company whose businesses manufacture and sell a wide range of products in many different markets including energy, transporta tion, textile, construction, automotive, agriculture, printing, health care, packaging and electronic markets. DCEO, a holding company, is a wholly-owned subsidiary of DuPont whose businesses include the making, maintenance and management of intangible investments and the collection and distribution of the income from such investments or from tangible property.

            Set forth below are the name, address and present principal occupation or employment with DuPont and DCEO (except as otherwise indicated) of each director and executive officer of DuPont and DCEO . With the exception of Percy N. Barnevik, who is a Swedish citizen, Goro Watanabe, who is a Japanese citizen, and Robert Gachot, who is a French citizen, each person listed below is a citizen of the United States of America.


DuPont

Name and Address                    Position

Percy N. Barnevik                   Chairman - ABB Asea
ABB Asea Brown Boveri Ltd.            Brown Boveri Ltd.;
PO Box 8131                           Director
CH-8050
Zurich, Switzerland

Andrew F. Brimmer                   President and Director -
Brimmer & Company, Inc.               Brimmer & Company, Inc.;
4400 MacArthur Blvd., NW              Director
Suite 302
Washington, DC 20007

Louisa C. Duemling                  Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE 19898

Archie W. Dunham                    Executive Vice President;
Conoco Inc.                           President of Conoco, Inc.;
PE-3034                               Director
600 North Dairy Ashford
Houston, TX 77079

Edward B. du Pont                   Director
100 West 10th Street
Suite 1109
Wilmington, DE 19801

Charles M. Harper                   Director
Suite 1500
One Central Park Plaza
Omaha, NE 68102

Charles O. Holliday, Jr.            President and Chief Executive
Administration                        Officer; Director
9000 DuPont Building
1007 Market Street
Wilmington, DE 19898

Lois D. Juliber                     Executive Vice President and
Colgate-Palmolive                     Chief of Operations,
300 Park Avenue                       Developed Markets,
New York, NY 10022                    Colgate-Palmolive Company;
                                      Director

John A. Krol                        Chairman of the Board of
9000 DuPont Building                  Directors
1007 Market Street
Wilmington, DE 19898

William K. Reilly                   Chief Executive Officer -
1250 24th Street N.W.                 Aqua International Partners;
Sixth Floor                           Director
Washington, D.C. 20037

H. Rodney Sharp, III                Director
PO Box 3779
Greenville, DE 19807

Charles M. Vest                     President - Massachusetts
111 Memorial Drive                    Institute of Technology;
Cambridge, MA 02142                   Director

Goro Watanabe                       Executive Vice President and
2-1 Ohtemachi 1-chome                 Representative Director -
Chiyoda-Ku, Tokyo 100 Japan           Mitsui & Co., Ltd.;
                                      Director

Edgar S. Woolard, Jr.               Director
16952 Passage Island South
Jupita, FL  33477

Kurt M. Landgraf                    Executive Vice President
Administration
D-9000
1007 Market Street
Wilmington, DE 19898

Joseph A. Miller, Jr.               Senior Vice President
DuPont Research and Development
E-328/411
Rt. 141 and Henry Clay
Wilmington, DE 19880

Stacey J. Mobley                    Senior Vice President
DuPont External Affairs
N-9510
1007 Market Street
Wilmington, DE 19898

Gary M. Pfeiffer                    Senior Vice President
DuPont Finance
D-8000
10007 Market Street
Wilmington, DE  19898

Howard J. Rudge                     Senior Vice President and
DuPont Legal                          General Counsel
D-7038
1007 Market Street
Wilmington, DE 19898

DCEO

Name and Address                    Position

Charles L. Downing                  Vice President and Treasurer;
Du Pont Chemical and                  Director
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

Robert Gachot                       Vice President and Assistant
Du Pont Chemical and                  Treasurer; Director
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

John C. Sargent                     President; Director
Du Pont Chemical and
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

Calissa W. Brown                    Assistant Secretary
Du Pont Chemical and
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

Ann L. Douglas                      Assistant Secretary
Du Pont Chemical and
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

Michael Koziski                     Assistant Treasurer
Du Pont Chemical and
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898

Loriann Lea                         Secretary
Du Pont Chemical and
Energy Operations, Inc.
1007 Market Street
Wilmington, DE 19898


            During the last five years, neither DuPont nor DCEO, nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3      Source and Amount of Funds or Other Consideration

            The funds used by DCEO to consummate the purchase of the Preferred Stock as described in Item 6 came from DuPont's repayment to DCEO of previously issued loans and notes. The funds used by DuPont to make such repayment to DCEO came from cash on hand and the sale of commercial paper. The aggregate purchase price paid by DuPont and DCEO for the Preferred Stock at the Closing (as defined below) was $1,710,236,944. The aggregate purchase price paid by Charles O. Holliday, Jr., President and Chief Executive Officer of DuPont and a director of Pioneer, and William F. Kirk, Senior Vice President of DuPont and a director of Pioneer, for the 200 shares of Common Stock acquired by them as described in Item 6 was $20,650.


ITEM 4      Purpose of Transaction

            As described in Item 6 below, pursuant to an Investment Agreement, dated as of August 6, 1997 (the "Investment Agreement"), between DuPont and Pioneer, and the Letter Agreement (as defined below), at the closing of the transactions contemplated by the Investment Agreement on September 18, 1997 (the "Closing"), DCEO purchased 164,445.86 shares of Preferred Stock from Pioneer. As described in Item 6 below, the Investment Agreement generally precludes DuPont or any entity controlled by it (the "DuPont Group") from acquiring any Pioneer voting securities during the term of the Investment Agreement, except for certain rights that allow DuPont to obtain and maintain a specified equity ownership interest (as discussed in Item 6 below). The Investment Agreement also provides for certain sell down requirements such that the DuPont Group's equity ownership level does not exceed a specified level (as discussed in Item 6 below). The purpose of DuPont's and DCEO's investment in Pioneer is to complement the related transactions contemplated by a Research Alliance Agreement and the Joint Venture Formation Agreements (each as defined below) by providing DuPont with equity participation in Pioneer's equity interest in the commercial joint venture established thereby.

            In accordance with the terms of the Investment Agreement, at and as of the Closing and subject to the terms and conditions of the Investment Agreement, DuPont is entitled to designate two nominees to Pioneer's Board of Directors; such number of nominees may be increased to three nominees in the event of an increase in the size of Pioneer's Board of Directors and may be reduced to none based on the DuPont Group's equity ownership level in Pioneer.

            In connection with the transactions contemplated by the Investment Agreement, DuPont and Pioneer entered into Joint Venture Formation Agreements and a Research Alliance Agreement contemplating certain transactions more fully described in Item 6 below.

            Pursuant to the terms of the Investment Agreement, Pioneer used the proceeds from the sale of Preferred Stock to DCEO to repurchase shares of its Common Stock by commencing a dutch auction tender offer on September 25, 1997, pursuant to which Pioneer repurchased sufficient shares to increase DuPont's equity ownership level up to approximately 19.99%.

            Pursuant to an amendment of Pioneer's Articles of Incorporation which was approved by Pioneer's shareholders on January 27, 1998 (the "Reclassification Amendment"), Pioneer created a new class of Common Stock, called the Class B Common Stock. The Class B Common Stock has substantially the same rights as the Preferred Stock. Pursuant to the terms of the Investment Agreement and a letter agreement, dated October 1997, between DuPont, DCEO and Pioneer, DuPont's Preferred Stock was automatically reclassified into shares of Class B Common Stock, at a ratio of 100 shares of Class B Common Stock for each share of Preferred Stock owned by DuPont, upon approval of the Reclassification Amendment.

            On January 20, 1998, Charles O. Holliday, Jr., President and Chief Executive Officer of DuPont, and William F. Kirk, Senior Vice President of DuPont, each purchased 100 shares of Common Stock of Pioneer. Both Mr. Holliday and Mr. Kirk are directors of Pioneer. Such shares of Common Stock represent less than 1% of the shares of Common Stock outstanding as of December 29, 1997, as set forth in Pioneer's Quarterly Report on Form 10-Q, filed January 14, 1998.

            Except as set forth above, DuPont and DCEO have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5      Interest in Securities of the Issuer

            (a) and (b) As of the date hereof, DuPont, through its wholly-owned subsidiary DCEO, beneficially owns an aggregate of 16,444,586 shares of Class B Common Stock (convertible upon transfer and under certain other circumstances into 16,444,586 shares of Common Stock). Such shares represent 100% of the shares of Class B Common Stock outstanding as of December 29, 1997, as set forth in Pioneer's Quarterly Report on Form 10-Q, filed January 14, 1998 (convertible upon transfer and under certain other circumstances into approximately 20% of the shares of Common Stock outstanding as of December 29, 1997 (based on the number of shares of Common Stock stated to be outstanding as of December 29, 1997, as set forth in Pioneer's Quarterly Report on Form 10-Q, filed January 14, 1998, and assuming that the Class B Common Stock acquired by DCEO was converted in full)). DuPont and DCEO share the power to vote and to dispose of the shares of Class B Common Stock (and to vote and dispose of the shares of Common Stock such Class B Common Stock is convertible into) subject to the terms and conditions of the Investment Agreement.

            As of the date hereof, Charles O. Holliday, Jr. and William
F. Kirk each individually own 100 shares of Common Stock. Such shares represent less than 1% of the shares of Common Stock outstanding, based on the number of shares of Common Stock stated to be outstanding as of December 29, 1997, as set forth in Pioneer's Quarterly Report on Form 10-Q, filed January 14, 1998. Mr. Holliday and Mr. Kirk each have the power to vote and to dispose of only those shares of Common Stock owned by Mr. Holliday or Mr. Kirk, respectively.

            Except as set forth in this Item 5, to the best knowledge of DuPont and DCEO, no director or executive officer of DuPont or DCEO beneficially owns any shares of Class B Common Stock or Common Stock.

            (c) Other than the transactions contemplated by the Investment Agreement described herein, and the purchase of 200 shares of Common Stock by Mr. Holliday and Mr. Kirk on January 20, 1998, neither DuPont nor DCEO, nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO, has effected any transactions in Preferred Stock or Common Stock during the past 60 days.

            (d) No person, other than DuPont and DCEO, has the right to receive dividends from the Class B Common Stock (or the Common Stock such Class B Common Stock is convertible into), and no person, other than DuPont and DCEO, has the right to receive the proceeds from the sale of Class B Common Stock (or the Common Stock such Class B Common Stock is convertible into).

            No person, other than Mr. Holliday and Mr. Kirk, has the right to receive dividends from the Common Stock, and no person, other than Mr. Holliday and Mr. Kirk, has the right to receive the proceeds from the sale of the Common Stock.

            (e) Not applicable.


ITEM 6 Contracts, Arrangement, Understanding or Relationships With Respect to Securities of the Issuer

            On August 6, 1997, Pioneer and DuPont entered into a Research Alliance Agreement (the "Research Alliance Agreement") and a Formation Agreement and a Limited Liability Company Agreement (collectively, the "Joint Venture Formation Agreements") which, along with the Investment Agreement, established a broad research alliance and collaboration between the two companies that includes the formation of a joint venture to exploit business opportunities in quality grain traits and an equity investment by DuPont in Pioneer.

            Pursuant to the Research Alliance Agreement, Pioneer and DuPont have agreed to a broad research alliance to collaborate to take advantage of their respective expertise in technology and know-how concerning quality grain traits, agronomic traits, industrial use traits, genomics and enabling technologies for developing seed, grain, grain products, plant materials and other crop improvement products. Pursuant to the Joint Venture Formation Agreements, the jointly owned commercial joint venture (with each party owning 50%) will create, maximize and capture value for quality traits.

            The Investment Agreement provided for the acquisition by DuPont of a new series of Preferred Stock which represented a common equivalent economic ownership interest in Pioneer equal to approximately 19.99% of Pioneer's outstanding shares of Common Stock outstanding at the Closing before giving effect to the transaction, and approximately 16.67% after giving effect thereto. The Investment Agreement requires the DuPont Group to sell down certain shares such that its equity ownership level does not exceed a specified level (generally 20% subject to reduction in certain instances including following the sale of shares by the DuPont Group) and allows the DuPont Group to purchase additional shares of Common Stock in order to maintain its equity ownership level. Pioneer agreed to repurchase certain shares of its Common Stock with the proceeds of the sale of Preferred Stock to DCEO as described in Item 4 above.

            Pursuant to the Investment Agreement Pioneer agreed that it would seek to have the Preferred Stock reclassified into a new class of Common Stock with substantially the same rights as Class B Common Stock. As described in Item 4 above, the Preferred Stock was reclassified into the Class B Common Stock pursuant to the terms of the Reclassification Amendment. The restrictions in the Investment Agreement that applied to the Preferred Stock apply to the Class B Common Stock.

            As more fully specified in the Investment Agreement, the DuPont Group has agreed that it will generally not make any proposals seeking a business combination involving Pioneer, deposit Pioneer voting securities into a voting trust (except as provided in the Investment Agreement) or make any similar arrangements regarding Pioneer voting securities, engage in a proxy contest or solicitation, call a meeting of shareholders or seek shareholder approval of any action or participate in a group with other holders of Pioneer voting securities. The Investment Agreement contains certain restrictions on the transfer of Preferred Stock held by the DuPont Group and grants Pioneer a right of first offer or a right of first refusal with respect to certain such transfers. At the Closing, DuPont and Pioneer entered into a Registration Rights Agreement granting the DuPont Group certain registration rights with respect to shares of Common Stock into which the Preferred Stock is convertible.

            The Investment Agreement grants DuPont certain rights to nominate directors to Pioneer's Board of Directors as set forth in Item 4 above. Mr. Holliday and Mr. Kirk are DuPont's nominees to Pioneer's Board of Directors. The DuPont Group has agreed to vote its shares of Preferred Stock for the election of the slate of nominees proposed by Pioneer for election to its Board of Directors (so long as DuPont's nominees are included in such slate) and, except for certain matters specified in the Investment Agreement, DuPont is otherwise free to vote such shares as it elects provided that, in certain instances, any votes in excess of DuPont's equity ownership percentage at the time of the vote must be voted by DuPont pro rate in accordance with the vote of shareholders of Pioneer other than the DuPont Group. Pursuant to the terms of the Investment Agreement, the shares of Common Stock held by Mr. Holliday and Mr. Kirk may be subject to similar restrictions since they may be considered associates of DuPont.

            Upon the occurrence of certain events including the acquisition by a third party of a specified equity interest in Pioneer, certain of the restrictions and rights set forth above and in the Investment Agreement are modified, terminated or become perpetual, and certain additional rights may come into effect including the termination of the Joint Venture Formation Agreements (and the purchase or sale of the commercial joint venture established in accordance therewith) and the Research Alliance Agreement. The Investment Agreement may be terminated following one year's prior written notice deliverable be either party following the 15th anniversary of the date thereof.

            Pursuant to the terms of the Class B Common Stock, the Class B Common Stock is convertible upon sale to a third party (other than a member of the DuPont Group) and upon certain other circumstances. In certain circumstances following the sixth anniversary of the date of the Investment Agreement, the Preferred Stock would have become convertable at the option of DuPont into Common Stock (the "Optional Conversion Right"), in which case, DuPont agreed that such shares of Common Stock would be placed in a voting trust with such shares to be voted in accordance with the provisions specified above and as set forth in the Investment Agreement. However, the Optional Conversion Right is no longer available to DuPont because the Investment Agreement provides that the Optional Conversion Right will terminate after the approval of the Reclassification Amendment and the subsequent reclassification of the Preferred Stock.

            At the Closing, DuPont, DCEO and Pioneer entered into a letter agreement (the "Letter Agreement") whereby DuPont directed Pioneer to issue the Preferred Stock to DCEO and whereby DCEO agreed to be bound by the terms of the Investment Agreement to the same extent as DuPont. As described above, the Preferred Stock held by DCEO was reclassified into Class B Common Stock upon approval of the Reclassification Amendment.

            The preceding summary of certain provisions of the Investment Agreement and the related agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed as an Exhibit hereto.

            Pursuant to the terms of a letter, dated January 21, 1998 (the "Consent"), Pioneer agreed not to count the purchase of Common Stock by Mr. Holliday and Mr. Kirk towards DuPont's ownership cap under the Investment Agreement. However, pursuant to the terms of the Investment Agreement, the shares of Common Stock owned by Mr. Holliday and Mr. Kirk may be subject to the restrictions set forth in the Investment Agreement.

            Except as set forth herein, DuPont does not and DCEO does not, nor to the best knowledge of DuPont and DCEO, does any director or executive officer of DuPont or DCEO, have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Pioneer, including, but not limited to, transfer or voting of any securities of Pioneer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7      Material to be Filed as Exhibits

            (a) Investment Agreement, dated as of August 6, 1997, between Pioneer and DuPont.

            (b) Letter Agreement, dated as of September 18, 1997, between Pioneer, DuPont and DCEO.

            (c)   Letter Agreement, dated October 1997, between
                  Pioneer, DuPont and DCEO.

            (d)   Letter, dated January 21, 1998, from Pioneer.


                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      February 2, 1998

                                          E.I. DU PONT DE NEMOURS
                                            AND COMPANY

                                          By:   /s/ Gary M. Pfeiffer
                                              ________________________
                                                Gary M. Pfeiffer
                                                Senior Vice President
                                                - DuPont Finance and
                                                Chief Financial Officer


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowl edge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      February 2, 1998

                                        DU PONT CHEMICAL AND ENERGY
                                          OPERATIONS, INC.


                                        By: /s/ Charles L. Downing
                                            ______________________________
                                            Charles L. Downing
                                            Vice President and Treasurer
                                            Du Pont Chemical and Energy
                                            Operations, Inc.



                                EXHIBIT INDEX


(a) Investment Agreement, dated as of August 6, 1997, between Pioneer and DuPont.

(b) Letter Agreement, dated as of September 18, 1997, between Pioneer, DuPont and DCEO.

(c)   Letter Agreement, dated as of October 1997, between Pioneer,
      DuPont and DCEO.

(d)   Letter, dated January 21, 1998, from Pioneer.